SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2013

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2013, incorporated by reference herein:

Exhibit

99.1   Release dated October 8, 2013, entitled "MANAGEMENT REFUSE NUM'S ELEVENTH-HOUR WAGE NEGOTIATION DEMANDS: 600 EMPLOYEES DOWN TOOLS AT ERGO".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 8, 2013

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the Company")

MANAGEMENT REFUSES NUM'S ELEVENTH-HOUR WAGE NEGOTIATION DEMANDS: 600 EMPLOYEES DOWN TOOLS AT ERGO

DRDGOLD hereby advises its shareholders that some 600 employees at its Ergo operation downed tools at the start of the day shift today.

This follows DRDGOLD management's refusal to accede to eleventh-hour demands by the union in wage negotiations that all entry-level employees be "rolled up" from job category 4 to job category 6, and that a skills retention increase for engineering foremen be extended to all foremen.

The Company's offer, for the two-year period, is a basic wage increase of 8% for employees in job categories 4 and 5 and of 7.5% for employees in Categories 6 to 15, together with 10% increases in the living out allowances for 2013 and 2014.

The effect of the implementation of the Company's offer would be an 8.1% increase in the Company's annual wage bill, amounting to approximately R19 million per annum.
Implementation of the union's eleventh-hour demands would increase this by a further 18.2% or R43 million per annum.

At present, DRDGOLD's Ergo operations are not affected by the industrial action. The industrial action is protected as the union was granted a strike certificate of non-resolution of dispute by the CCMA.

Roodepoort
8 October 2013